 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE PROVIDES UPDATE ON COVID-19 MATTERS AND FILING EXTENSION REQUEST OF ITS ANNUAL FINANCIAL STATEMENTS

Vancouver, British Columbia / ACCESSWIRE / April 29, 2020 - DIGATRADE FINANCIAL CORP (OTC.PK: DIGAF), www.DigatradeFinancial.com  a financial technology services company, and its subsidiary Securter Systems Inc., provides today an update on COVID-19 matters and an update on the status of the filing of its annual financial statements and accompanying management's discussion and analysis, and related CEO and CFO certifications for the financial year ended December 31, 2019.

The COVID-19 pandemic is creating unprecedented challenges to the global economy and stock markets. Digatrade’s Board of Directors and Management are taking all necessary precautions to ensure the health of its employees and best manage the short-term challenges to the business.

On March 18, 2020, the Canadian Securities Administrators ("CSA") issued a notice stating that securities regulators will be providing coordinated relief consisting of a 45-day extension for certain periodic filings required to be made on or prior to June 1, 2020 as a result of the COVID-19 pandemic. As such the Ontario Securities Commission ("OSC") has enacted Ontario Instrument 51-502 Temporary Exemption from Certain Corporate Finance Requirements ("OSC 51-502"). Digatrade will be relying on this extension period due to delays experienced as result of the COVID-19 pandemic.

In Canada; Digatrade will be relying on the temporary exemption pursuant to BCI 51-515 in respect to the following provisions:

●
the requirement to file audited financial statements for the year ended December 31, 2019 (the "Annual Financial Statements") within 120 days of Digatrade’s financial year end as required by section 4.2(b) of NI 51-102;

●
the requirement to file interim financial statements for the 3-month period ended March 31, 2020 (the "Interim Financial Statements") within 60 days of Digatrade’s first quarter as required by section 4.4(b) of NI 51-102

●
the requirement to file management discussion and analysis (the "Annual MD&A") for the period covered by the Annual Financial Statements within 120 days of Digatrade’s financial year end as required by section 5.1(2) of NI 51-102;

●
the requirement to file management discussion and analysis (the "Interim MD&A") for the period covered by the Interim Financial Statements within 60 days of Digatrade’s first quarter as required by section 5.1(2) of NI 51-102;

●
the requirement to file certifications of the Annual Financial Statements (the "Certificates" and together with the Annual Financial Statements, the "Annual Filings") pursuant to section 4.1 of National Instrument 52-109.Section 4.2(b) [filing deadline for annual financial statements] National Instrument 51-102; and

●
the requirement to file certifications of the Interim Financial Statements (the "Certificates" and together with the Interim Financial Statements, the "Interim Filings") pursuant to section 5.1 of National Instrument 52-109. Section 4.2(b) [filing deadline for interim financial statements] National Instrument 51-102.

Digatrade is continuing to work diligently and expeditiously with its auditors to file the Annual Filings and Interim Filings together on or before June 14, 2020. In the interim, management and other insiders of Digatrade are subject to a trading black-out policy as described, in principle, in section 9 of National Policy 11-207, Failure to File Cease Trade Orders and Revocations in Multiple Jurisdictions. Digatrade confirms that since the filing of its interim consolidated financial statements for the period ended September 30, 2019, there have been no material business developments other than those disclosed through news releases.

Further information will be made available as it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Technology development may be delayed indefinitely until the Company is able to raise the necessary capital. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp (Registrant)

Date: April 29, 2020	By:	/s/ Brad J. Moynes
	Name:	Brad J. Moynes
	Title:	CEO